NORTHERN LIGHTS FUND TRUST I and III

James Colantino

Assistant Treasurer

Direct Telephone: (631) 470-2603

Fax: (631) 470-2701

E-mail: jim.colantino@thegeminicompanies.com

November 28, 2016

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn : Jeff Long

(202) 551-6983

RE: Northern Lights Fund Trust I and III (the “Registrants”)

File Nos. 333-122917; 811-21720

File Nos. 333-178833; 811-22655

Dear Mr. Long:

On behalf of the Registrant, this letter responds to the comments you provided by telephone to James Colantino, James Ash and Brian Curley on Friday, September15th, 2016 with respect to the above-referenced Trusts. Your comments are set forth below, and each is followed by the Registrant’s response.

Northern Lights I – CMG Funds

Comment 1:	The website for CMG does not have the most recent annual report. It is currently showing the 4.30.15 annual report. Please update.
Response:	The website has since been updated to include the 4.30.16 annual report.

Northern Lights I – Eagle Funds

Comment 2:	The website for Eagle does not have the most recent annual report. It is currently showing the 10.31.14 annual report. Please update.
Response:	The website has since been updated to include the most recent annual report.

Northern Lights Fund Trust I – Leader Global Bond

Comment 3:	The Leader Global Bond Fund has liquidated. Please mark inactive on Edgar.
Response:	Class and Series Identifiers have been deactivated as of 9/26/16.

Northern Lights Fund Trust I - Toews

Comment 4:	The MDFP does not explain the effect of derivatives on performance. Please address.
Response:	In future N-CSR filings, the Adviser will provide additional detail and commentary on the factors that materially affected the Fund’s performance during the most recently completed fiscal period, including the effect of derivatives used by the Adviser in managing the Fund’s portfolio.

Northern Lights Fund Trust I – Eagle MLP

Comment 5:	The SOI for Eagle MLP has greater than 25% for MLPs. Is this compliant?
Response:

This is compliant. As per the Fund’s investment strategy, it will invest “at least 80% of net assets (net assets plus borrowings for investment purposes) in master limited partnerships ("MLPs") and MLP-related securities. The Fund defines MLP-related securities as general partners of MLPs, MLP institutional securities, exchange-traded notes ("ETNs") that derive their returns from a master limited partnership index, structured notes or options that derive their returns from a basket of MLPs, or other publicly traded partnerships or limited liability companies, which have the same economic characteristics as MLPs in that they earn the majority of their pro forma cash flow from the transportation, storage, processing, or production of energy commodities.”

Northern Lights Fund Trust I – Toews Core W Fund

Comment 6:	The 4.30.16 Annual Report shows 80% in U.S. securities. Is this compliant?
Response:	Yes, the Fund is compliant as per its principal investment strategy listed below. International exposure comes primarily from the futures position on the MSCI EAFE Index.

Principal Investment Strategies: The Fund's adviser seeks to achieve the Fund's investment objectives by investing primarily in (1) exchanged traded funds ("ETFs"), (2) derivative instruments, (3) fixed-income securities, (4) common stock, (5) cash equivalents (each issued by or primarily linked to "developed market" issuers outside the U.S.), (6) other fixed-income securities and (7) cash equivalents (of U.S. issuers). The Fund defines non-U.S. developed markets as those countries included in the MSCI EAFE Index (the "EAFE Index"). As of August 2016, the EAFE Index countries are: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. The Fund defines non-U.S. developed market underlying funds as those that invest primarily in securities of and/or derivatives linked to securities of issuers in EAFE Index countries. Similarly, the Fund defines non-U.S. developed market derivatives as those linked to securities of issuers in EAFE Index countries.

Northern Lights Fund Trust I – Toews Core W Fund

Comment 7:	The 1.31.16 Form NQ does not reflect any futures. Is this meeting the investment strategy?
Response:	As of 1.31.16, the Fund was in a defensive posture as permitted by the prospectus which states that “When the adviser believes market conditions are unfavorable, the adviser may attempt to "hedge" with defensive positions and strategies including holding substantial positions in foreign or domestic fixed-income securities and/or cash equivalents.”

Northern Lights Fund Trust I – Toews Core W Fund

Comment 8:	Several Funds in the 4.30.16 Annual report have large cash and other asset balances. What is the investment?
Response:	Time deposits with Fifth Third Bank, the Fund’s custodian bank.

Northern Lights Fund Trust I – Toews High Yield Bond Fund and Unconstrained Income Fund.

Comment 9:	There was not a Level 3 Sensitivity Analysis shown for these Funds. Please explain.
Response:	The sensitivity analysis was excluded as these are short-term mortgage notes with appreciating real estate as collateral and therefore, with one exception, valued at the purchase price as of the reporting date. As footnoted in the Portfolio of Investments and Notes to Financial Statements, there was one mortgage note for which a slight discount was taken as a result of a default on an interest payment. Future consideration will be given to a Level 3 Sensitivity Analysis should factors warrant.

Northern Lights Fund Trust I – CMG Long Short

Comment 10:	The 8/29/16 prospectus shows higher expense ratios than the annual report. Should this be stickered?
Response:	This difference is due to acquired fund fees and expenses. These fees are not required to be reflected in the annual report.

Northern Lights Fund Trust I - Leader Short Term, Leader Total Return, Pacific Tactical, Pacific Growth and Income, CMG Tactical Bond

Comment 11:	These Funds show a return of capital. Are they Section 19a-1 compliant?
Response:	These Funds did not distribute notices to shareholders pursuant to Rule 19a-1. There was no intent to distribute a return of capital at the time of distribution, and therefore no 19a-1 notice was issued. The return of capital determination for those funds was made post-fiscal year due to tax adjustments not available at time of distribution.

Northern Lights Fund Trust III – Newfound Risk Managed Global Sectors

Comment 12:	The SOI reflects 100% in Exchange Traded Debt Funds. This is incorrect as the majority are Equity Funds. Please address.
Response:	We will be sure to report this correctly going forward.

Northern Lights Fund Trust III – Newfound Risk Managed US Sectors

Comment 13:	The SOI reflects over 25% in more than one specific sector. Is this compliant?
Response:

This is compliant as the two positions represent sector focused regulated investment companies.  The Fund and the Advisor looks through to the regulated investment companies to test the industry concentration and confirms that no single industry represents greater than 25% of the Fund’s Total Assets.

Northern Lights Fund Trust III – Newfound Total Return Fund

Comment 14:	The Statement of Assets and Liabilities reflects a Due from Advisor balance of $57,098. How often is this settled?
Response:	This balance is settled monthly. Occasionally there are timing issues as to when the reimbursement check clears at the bank and is reflected on the accounting books and records.

Northern Lights Fund Trust III – Newfound Funds

Comment 15:	The Expense recoupment in the Notes to Financials states the Fund is entitled to recoup fees on a three year rolling fiscal year end basis. The SEC believes the recoupment period should start from the month the recoupment occurs. Please explain.
Response:	The Industry standard is to use the fiscal year end as the point in time for the three year rolling recoupment.

Please contact me at (631) 470-2603 if you should require any further information.

Sincerely,

/s/ James Colantino

Assistant Treasurer

Northern Lights Fund Trust